Exhibit 99.2

Management’s Discussion and Analysis of Financial Position and Operating Results

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the nine-month and three-month periods ended September 30, 2005 and 2004 and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at November 3, 2005, the date of approval of the MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-GAAP measures section.

The Company

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in North America, Europe and Asia. The Company has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Company believes that its product, market, geographical diversification and integration level help to mitigate the adverse effects of industry conditions, the markets for some of its products are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry production capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Company is also affected by the variation of the Canadian dollar against the U.S. dollar and the Euro.

Divestiture of assets

During the fourth quarter of 2004, the Company initiated a divestiture plan to dispose of substantially all of the distribution activities of its Fine Papers and Tissue Papers segments. This decision resulted from a review of the strategic plan of the Company which concluded that future developments would be through its Packaging and Tissue manufacturing and converting activities.

Consequently, the assets, liabilities, results and cash flows of the distribution activities for the current year and for other comparison periods have been classified as assets held for sale. The financial information as it relates to the assets held for sale is as follow:

	For the 3-month periods ended September 30		For the 9-month periods ended September 30
	2005	2004	2005	2004
(in millions of dollars, except amounts per share)
Condensed balance sheet(1)
Current assets			105	126
Long-term assets			5	9
Current liabilities			27	29
Condensed statement of earnings
Sales	97	113	309	330
Depreciation and amortization	—	1	—	2
Operating income, including gain on disposal	3	3	10	6
Interest expense	1	1	2	2
Provision for income taxes	—	—	2	1
Net earnings, including gain on disposal, from assets held for sale	2	2	6	3
Net earnings per share, including gain on disposal, from assets held for sale	$0.02	$0.02	$0.07	$0.03
Condensed statement of cash flows
Cash flow from operating activities	7	(2)	14	(7)
Cash flow from investing activities	—	(1)	14	(1)
Cash flow from financing activities	(7)	3	(14)	8

(1)          As at December 31, for the 2004 condensed balance sheet items

During the first quarter of 2005, the Company completed the sale of its distribution activities of the Tissue paper segment for a total net consideration of $15.7 million. The disposal of the net assets resulted in a gain of $1.2 million before related income taxes of $0.5 million.

Overview

Quarter ended September 30, 2005 compared with quarter ended September 30, 2004  In the third quarter of 2005, sales increased by 2% to $874 million compared to the same quarter of 2004. Operating income decreased by 43% including specific items which substantially affected the results during the third quarter of 2005. Excluding theses specific items which will be discussed in detail in each of the segments, operating income was down by $13 million or 17%, at $65 million, compared to $78 million in 2004. Even with the strengthening of 8.8% of the Canadian dollar against the US, compared to the same period in 2004 and the strong increase of energy costs during the quarter, these results show the positive impact of the Company’s diversification of business lines including the improvement in Tissue papers and the cost reduction of recycled fibre. Also, the Company’s net earnings was $3 million or $0.04 per share, even with the substantial restructuring and closure charges being offset by a foreign exchange gain on US denominated debts. These US denominated debts offer an additional coverage against currency fluctuation.

Selected Consolidated Information

	As reported		Excluding specific items(1)
For the three-month periods ended September 30	2005	2004	2005	2004
(in millions of dollars, except amounts per share)
Sales (amount net of eliminations)
Packaging	609	590
Tissue Papers	185	188
Fine Papers	177	189
Assets held for sale	(97)	(113)
	874	854
Operating income (loss) before depreciation and amortization “OIBD”(1)
Packaging	22	54	37	58
Tissue Papers	27	21	27	21
Fine Papers	(8)	2	—	2
Corporate	4	1	4	1
Assets held for sale	(3)	(4)	(3)	(4)
	42	74	65	78
OIBD/sales	4.8%	8.7%	7.4%	9.1%
Operating income (loss) from continuing operations	(2)	34	21	38
Net earnings	3	27	2	14
per common share	$0.04	$0.33	$0.02	$0.17
Cash flow from operations(1)	36	48	46	48
per common share(1)	$0.44	$0.59	$0.56	$0.59

(1)          see the supplemental information on non-GAAP measures

Other Selected Information

For the three-month periods ended September 30	2005	2004
Shipments (in thousands of short tons)
Packaging(2)	453	457
Tissue	111	102
Fine Papers	68	79
	632	638
Currency - average rate
$Can vs $U.S.	$0.832	$0.765
$U.S. vs $Can	$1.201	$1.307
Euro vs $Can	$1.464	$1.599

(2)          Packaging includes paper mill shipments from the Specialty Products Group

The following table shows the historical movement of average benchmark list prices for some of our key products:

Benchmark product	Q3-2005	Q2-2005	Q1-2005	Q4-2004	Q3-2004
Packaging (US$/short ton)
-Recycled boxboard - 20-pt. clay coated	715	715	715	715	695
-Linerboard-unbleached kraft, 42 lb.-Eastern U.S.	448	490	500	500	500
Tissue papers (index 1999 = 1,000)	1,362	1,339	1,287	1,285	1,227
Fine papers (US$/short ton)
-Uncoated fine paper-offset, 50 lb. rolls	713	753	733	750	715
-Coated fine paper-No. 3 grade, 60 lb rolls	913	920	870	870	827

Source: Cascades based on industry sources. Tissue papers index represents a mix of primary and converted products.

Recycled and virgin fibres are the primary raw materials used in the manufacture of our products and represent the highest production cost. List prices for these raw materials fluctuate considerably and are heavily influenced by economic conditions and foreign demand. The following table shows the historical movement of average benchmark list prices, listed in U.S. dollars, for some of the grades of recycled paper and virgin pulp used in the manufacturing process:

Benchmark product	Q3-2005	Q2-2005	Q1-2005	Q4-2004	Q3-2004
Recycled paper (US$/short ton)
-Old corrugated containers - Average U.S.	83	90	88	78	82
-Sorted office papers - Eastern U.S.	89	93	116	125	138
Virgin pulp (US$/metric tonne)
-Northern bleached softwood kraft - Eastern U.S.	625	653	670	630	670
-Northern bleached hardwood kraft - Eastern U.S.	610	623	588	532	563
Price on natural gas - US$/MMBtu (Spot)	8.49	6.73	6.27	6.95	5.79

Source: Cascades based on industry sources

Quarter ended September 30, 2005 compared with quarter ended September 30, 2004

Sales  Sales increased by $20 million, or 2%, to $874 million for the quarter, versus $854 million for the same period in 2004.

On August 24, 2004, the company increased its participation from 50% to 100% in Dopaco Inc. Consequently, its results were consolidated proportionately between October 1, 2003 and August 24, 2004 and have been fully consolidated since that date and contributed $36 million in additional sales for 2005 versus 2004.

For that period, average selling prices have declined, especially in the packaging segment. The strengthening of the Canadian dollar has had a direct impact on export prices as well as decreasing Canadian dollars prices on the domestic market since several of the Company’s product lines are priced in US dollars. It has also limited the impact of US dollar prices increases. Overall, shipments was marginally lower compared with 2004, with the exception of the Tissu Paper segment due to ramp up of new facilities at the end of 2004.

Operating Income before depreciation and amortization  The Company generated operating income before depreciation and amortization of $42 million for the quarter compared with $74 million for the same period in 2004. The margin of operating income before depreciation and amortization has substantially decreased at 4.8% for the quarter, compared with 8.7% for the corresponding period in 2004. The 2005 operating income before depreciation and amortization includes a $6 million impairment loss on property, plant and equipment by a joint-venture company and $2 million impairment loss related to a plant in the Fine Papers segment, closure and destructuring costs of $6 million by a joint-venture company and $6 million related to a plant in the Fine Papers segment and a $3 million unrealized loss on derivative commodity instruments of certain commodity swap contracts entered into also by a joint-venture company. Excluding these specific items, operating income before depreciation and amortization has decreased by 17%, at $65 million versus $78 million in 2004. Several production units experienced downtime during the quarter to proceed to maintenance work on their manufacturing equipment.

Higher prices in the Tissue Paper segment and the additional contribution of business acquisitions realized over the last twelve months offset the negative impact of higher energy costs and the strengthening of the Canadian dollar versus the US dollar. The recycled fibre price decreased during the period but was offset by a consumption increase of the virgin pulp particularly by the Tissue Papers segment and by the price increase in the Northern Bleached Hardwood Kraft Pulp (NBHK).

Our primary raw material US prices were down compared with 2004 and our costs were positively affected by a stronger Canadian dollar. More specifically the monthly US$ average list price for old corrugated containers (OCC), mostly used by our Containerboard Group, remained stable at $83 when compared with 2004. The monthly average list price for sorted office papers (SOP) in $US, primarily used by our Tissue Paper and Boxboard Groups, was 35% down, while the price of Northern Bleached Softwood Kraft Pulp (NBSK) decreased by 7% while the price of Northern Bleached Hardwood Kraft Pulp (NBHK) increased by 8%, during the same period. These type of pulps are mainly used by our Fine Papers Group.

As for natural gas, the pricing reference increased substantially, by 50%, in Canada as well as the United States when compared to 2004.

OIBD variance analysis

	Packaging	Tissue Papers	Fine Papers	Corporate	Assets held for sale(2)	Consolidated
(in millions of dollars)
OIBD for the three-month period ended September 30, 2004	54	21	2	1	(4)	74
Positive (negative) impact from:
Sales volume	5	2	(2)	—	—	5
Selling price	(7)	22	8	(2)	(2)	19
Raw materials	—	2	(1)	—	—	1
Energy	(4)	(4)	(1)	—	—	(9)
Variation of the Canadian dollar(1)	(8)	(3)	(3)	2	2	(10)
Other costs and variation of efficiencies	(11)	(13)	(3)	3	1	(23)
Business acquisitions	4	—	—	—	—	4
OIBD excluding specific items	33	27	—	4	(3)	61
Specific items	(11)	—	(8)	—	—	(19)
OIBD for the three-month period ended September 30, 2005	22	27	(8)	4	(3)	42

(1)          Foreign exchange impact is based on the Company’s national and export sales less purchases that are impacted by the $Can/$US variation.

(2)          Assets held for sale data are included in the Tissue and Fine Papers segments.

Quarterly segmented analysis

Packaging products

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Boxboard
Manufacturing - North America	60	62	(1)	(1.7)	(1)	(1.6)	86 st	86 st	701	719
Manufacturing - Europe	107	117	—	—	8	6.8	138 st	133 st	765	875
Converting	183	132	14	7.7	11	8.3	5,163 carton	3,514 carton
Others and eliminations	(8)	6	2	—	3	—
	342	317	15	4.4	21	6.6
Containerboard(1)
Manufacturing	79	95	(14)	(17.7)	7	7.4	178 st	186 st	442	512
Converting	125	132	11	8.8	16	12.1	1,739 msf	1,766 msf	72	75
Others and eliminations	(44)	(56)	2	—	—	—
	160	171	(1)	(0.6)	23	13.5

Specialty products	127	130	8	6.3	10	7.7	51 st(2)	52 st(2)
Eliminations	(9)	(12)	—	—	—	—
	620	606	22	3.5	54	8.9	453 st	457 st
Specific items - Containerboard			15		4
Excluding specific items			37	6.0	58	9.6

(1)          The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

(2)          Consists of the paper manufacturing shipments only.

Sales of the Packaging products segment increased by $14 million, or 2%, amounting to $620 million for the quarter, compared with $606 million for the same period in 2004. The additional contribution of new businesses acquired during the last twelve months combined with the increase of shipments in the boxboard sector have been offset by lower realized prices in the boxboard sector and containerboard as well as by the appreciation of the Canadian dollar.

Sales for the Boxboard Group amounted to $342 million for the quarter, compared with $317 million for the same period in 2004. Excluding Dopaco’s additional contribution of $36 million, sales actually decreased by $11 million or 3% due to lower selling prices mainly in Europe for our primary board mills. Over the course of this period, shipments by primary mills have remained stable in North America. Shipments increased by approximately 4% in Europe due to lower downtime and higher demand compared with 2004. Moreover, net selling prices in $US in North America increased during the period but were offset by the strengthening of the Canadian dollar. In Europe, average selling prices in euro decreased by 4% resulting from difficult conditions in the European board market partly due to lower export to Asia stemming from new recycled manufacturing units on that continent and to the concentration of some end-users regarding their procurement .

Sales for the Containerboard Group decreased by $11 million or 6% increase, amounting to $160 million for the quarter, compared with $171 million for the same period in 2004. Average selling prices decreased by 14% in Canadian dollars in the manufacturing sector due to a production overcapacity and the appreciation of the Canadian dollar versus the US dollar, which accounts for 9% of the decrease. Selling prices were also down by 4% in the converting sector.

Shipments have decreased by 4% over the course of the period and the shipments of corrugated products were down by 3% compared with 2004, even with additional volume generated by acquisitions. This sector’s North-American integration level, reflecting the percentage of the containerboard’s mills production sold internally to the company’s own box or sheet plants, decreased to 60% in 2005, compared with 66% in 2004 mostly due to a shipment reduction of corrugated products. Increased integration improves profit by providing more value-added products compared with unconverted board products.

Sales of Specialty Products Group were $127 million for the quarter, compared to $130 million for the same period in 2004. Higher activity level of de-inked pulp mills has increased sales and operating income of the Group but this contribution was not enough to offset the negative impact of the strengthening of the Canadian dollar and the activity level reduction in the Plastics Group. Compared to 2004, operating income before depreciation and amortization has decreased by $2 million, at $8 million for the 2005 quarter.

Operating income before depreciation and amortization for the Packaging Products segment was $22 million for the quarter, compared with $54 million for the same period in 2004. Operating income before depreciation and amortization for 2005 includes the following items from a joint-venture company: a $6 million impairment loss on property, plant and equipment, a $3 million unrealized loss on derivative commodity instruments of certain commodity swap contracts and $6 million closing and restructuring charges. Excluding these specific items, the operating income before depreciation and amortization decreased by 36% to $37 million from $58 million in 2004. The decrease of $21 million is mainly due to difficult market conditions prevailing in the containerboard sector, the strengthening of the Canadian dollar and energy cost which had a combined negative impact of approximately $12 million. Profitability was also affected by the downward contribution of Boxboard activity. This reduction is due to lower selling prices, a 2-week downtime at Larochette for substantial maintenance work as well as the 16% major increase of energy costs per ton. Nevertheless, these items have been partially offset by the full consolidation of Dopaco results since August 24, 2004.

Tissue Group (including assets held for sale)

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing & converting	187	176	27	14.4	20	11.4	111 st	102 st	1,642	1,610
Distribution	—	22	—	—	1	4.5
Éliminations	—	(10)	—	—	—	—
	187	188	27	14.4	21	11.2

Sales of the Tissue Group have remained stable at $187 million for the quarter, compared with the same period in 2004. The decrease of the sales volume due to the divestiture of its business distribution activities that occurred at the end of the first quarter of 2005 has been offset by 2% higher average net realized prices during the quarter compared to the same period in 2004, as a result of prices increases implemented during 2004 and the beginning of 2005. Shipments have increased by 9% in 2005, particularly following the Memphis plant ramp up. The integration rate decreased by 4% from 64% for the third quarter of 2004 to 60% in the same period in 2005. This is mainly due to the shipment increase of parents rolls from the Memphis plant for external markets.

The Tissue Group operating income before depreciation and amortization increased by 28% as compared to 2004, to $27 million compared with $21 million for the same period in 2004. Higher net realized selling prices combined with a reduction of raw material costs more than compensate the higher energy and transportation costs and the strengthening of the Canadian dollar. This strengthening of the Canadian dollar had a negative impact of approximately $3 million for the quarter. Operating income before depreciation and amortization was also negatively affected by approximately $2 million due to the ramp-up of converting plants in Arizona and Calgary.

Fine Papers Group (including assets held for sale)

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing	89	103	(11)	(12.4)	—	—	68 st	79 st	1,160	1,151
Distribution	106	106	3	2.8	2	1.9
Eliminations	(16)	(17)	—	—	—	—
	179	192	(8)	(4.5)	2	1.0
Specific items			8		—
Excluding specific items			—	—	2	1.0

Sales of the Fine Papers Group are down by 13%, to $179 million for the quarter, compared with $192 million for the same period in 2004. The pricing increase (in $US) of our coated products in the second half of 2004 and the first quarter of 2005 continues to have a positive impact in the manufacturing sector. However, these price increases were almost completely offset by the strengthening of the Canadian dollar against the U.S. dollar. Shipments decreased 14% when compared with 2004 as our production units had more market-related downtime for some products due to lower demand and increased foreign imports. The distribution division, Cascades Resources, contributed total sales of $106 million during the quarter which is comparable to 2004. Cascades Resources shipments of paper products were 5% higher compared with the same period in 2004 but resale price per ton showed a reduction of 4% as compared with 2004.

Operating income before depreciation and amortization for the Fine Papers Group was negative by $8 million for the quarter, compared to a positive contribution of $2 million for the same period in 2004. This reduction of $10 million is mainly due to the closing of machine #5 and of our sheeting operations of our Thunder Bay, Ontario, plant which generated a $2 million impairment loss in property, plant and equipment and estimated closing and restructuring charges of $6 million. Excluding these specific items, operating income was $2 million less as compared to 2004, due to shipment reductions, (NBHK) pulp costs increases and the strengthening of the Canadian dollar which negatively impacted profitability by approximately $3 million during the quarter.

Nine-month period ended September 30, 2005, compared with the nine-month period ended September 30, 2004

Selected Consolidated Information

	As reported		Excluding specific items(1)
For the nine-month periods ended September 30	2005	2004	2005	2004
(in millions of dollars, except amounts per share)
Sales (amount net of eliminations)
Packaging	1,857	1,703
Tissue Papers	539	540
Fine Papers	531	535
Assets held for sale	(309)	(330)
	2,618	2,448
Operating income (loss) before depreciation and amortization “OIBD”(1)
Packaging	115	150	131	148
Tissue Papers	76	58	75	58
Fine Papers	(11)	(2)	(3)	(2)
Corporate	6	(4)	(1)	(4)
Assets held for sale	(10)	(8)	(9)	(8)
	176	194	193	192
OIBD/sales	6.7%	7,9%	7,4%	7,8%
Operating income from continuing activities	44	76	61	74
Net earnings	7	18	5	14
per common share	$0.09	$0.22	$0.06	$0.17
Cash flow from operations(1)	105	121	115	121
per common share(1)	$1.29	$1.48	$1.41	$1.48

(1)          see the supplemental information on non-GAAP measures

Other Selected Informations

For the nine-month periods ended September 30	2005	2004
Shipments (in thousands of short tons)
Packaging(2)	1,350	1,341
Tissue	314	302
Fine Papers	204	222
	1,868	1,865
Currency - average rate
$Can vs $U.S.	$0.817	$0.753
$U.S. vs $Can	$1.224	$1.328
Euro vs $Can	$1.546	$1.628

(2)          Packaging includes paper mill shipments from the Specialty Products Group

Sales  Sales increased by $170 million, or 7%, to $2.618 billion for the nine-month period ended September 30, 2005, versus $2.448 billion for the same period in 2004.

Business acquisitions and disposals for the past twelve months have accounted for $171 million for the nine-month period ended September 30, 2005. On August 24, 2004, the Company increased its participation from 50% to 100% in Dopaco Inc. Consequently, its results were consolidated proportionately between October 1, 2003 and August 24, 2004 and have been fully consolidated since that date and contributed $150 million in additional sales for the nine-month period ended September 30, 2005. In addition, companies acquired in 2004 have contributed $21 million in additional sales for the same period.

Because of the increase in input costs during 2004, net average selling prices have been increased in the Tissue paper and Fine papers segments. These price fluctuations have been affected by the 8.5% strengthening of the Canadian dollar versus the US dollar, compared to 2004. The fluctuation of the Canadian dollar had a direct impact on export prices. Nevertheless, it has also contributed to downward prices in Canadian dollars, on the domestic market because several of Company’s product lines are priced in US dollars.

Overall, shipments remained stable compared with 2004, in the Packaging sector increased in the Tissue Paper and decreased by 8% in the Fine Papers sector due to market downtime because of lower demand for some products.

Operating Income before depreciation and amortization  The Company generated operating income before depreciation and amortization of $176 million, decreased by 9%, for the nine-month period ended September 30, 2005 quarter compared with $194 million for the same period in 2004. The margin of operating income before depreciation and amortization has decreased at 6.7% for the nine-month period ended September 30, 2005, compared with 7.9% for the corresponding period in 2004. The 2005 operating income before depreciation and amortization includes a $4 million unrealized gain from the disposal of a building by a joint-venture company, a $1 million impairment loss related to an investment in a influenced company by a joint-venture company, a $7 million gain from the sale of a building of the corporate sector, an $8 million impairment loss in property, plant and equipment by a joint-venture company and a $2 million impairment loss by a plant in the Fine Papers segment, $6 million closing and restructuring charges by a joint-venture company and $6 million closing and restructuring charges related to a plant in the Fine Papers segment and a $5 million unrealized loss on derivative commodity instruments of certain commodity swap contracts entered into also by a joint-venture company.

Excluding these specific items, the Company was able to maintain operating income before depreciation and amortization at the same level as 2004, $193 million, even in a difficult business environment: higher energy and transportation costs and the strengthening of the Canadian dollar which had $37 million negative impact for the nine-month period ended September 30, 2005. Higher prices mainly in the Tissue and the Fine Papers sectors as well as the business acquisitions realized over the last twelve months added a positive contribution. The diversity of the Company’s business lines mitigated these variations.

OIBD variance analysis

	Packaging	Tissue Papers	Fine Papers	Corporate	Assets held for sale(2)	Consolidated
(in millions of dollars)
OIBD for the nine-month period ended September 30, 2004	150	58	(2)	(4)	(8)	194
Positive (negative) impact from:
Sales volume	14	9	(3)	—	—	20
Selling price	19	67	29	(6)	(5)	104
Raw materials	(11)	(11)	(2)	—	—	(24)
Energy	(10)	(6)	(3)	—	—	(19)
Variation of the Canadian dollar(1)	(31)	(9)	(8)	6	5	(37)
Other costs and variation of efficiencies	(17)	(33)	(14)	3	(1)	(62)
Business acquisitions	19	—	—	—	—	19
OIBD excluding specific items	133	75	(3)	(1)	(9)	195
Specific items	(18)	1	(8)	7	(1)	(19)
OIBD for the nine-month period ended September 30, 2005	115	76	(11)	6	(10)	176

(1)          Foreign exchange impact is based on the Company’s national and export sales less purchases that are impacted by the $Can/$US variation.

(2)          Assets held for sale data are included in the Tissue and Fine Papers segments.

Year-to-date segmented analysis

Packaging products

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005		2004		2005	2004
Boxboard
Manufacturing - North America	175	185	(1)	(0.6)	—	—	245 st		256 st		715	723
Manufacturing - Europe	347	353	8	2.3	18	5.1	415 st		392 st		834	898
Converting	532	363	41	7.7	31	8.5	15,276 carton		9,042 carton
Others and eliminations	(13)	21	(1)	—	8	—
	1,041	922	47	4.5	57	6.2
Containerboard(1)
Manufacturing	256	258	(5)	(2.0)	13	5.0	541 st		546 st		469	472
Converting	374	367	37	9.9	43	11.7	5,160 msf		5,133 msf		72	71
Others and eliminations	(139)	(145)	7	—	3	—
	491	480	39	7.9	59	12.3

Specialty products	388	380	29	7.5	34	8.9	149 st	(2)	147 st	(2)
Eliminations	(34)	(33)	—	—	—	—
	1,886	1,749	115	6.1	150	8.6	1,350 st		1,341 st
Specific items - Containerboard(1)			16		(2)
Specific items - Specialty products			—		4
Excluding specific items			131	6.9	148	8.5

(1)          The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

(2)          Consists of the paper manufacturing shipments only.

Sales of the Packaging products segment increased by $137 million, or 8%, amounting to $1.886 billion for the nine-month period September 30, 2005, compared with $1.749 billion for the same period in 2004. The additional contribution of new businesses acquired during the last twelve months combined with price increases in US dollar have mitigated the impact of the Canadian dollar appreciation on general pricing.

Sales for the Boxboard Group amounted to $1,041 million for the nine-month period ended September 30, 2005, compared with $922 million for the same period in 2004. Excluding Dopaco’s contribution of $150 million, sales actually decreased by $31 million, or 3%. Over the course of this period, shipments by primary mills decreased by approximately 5% in North America, due to difficult market conditions, but increased approximately 6% in Europe, due to an upturn in some market segments, especially in virgin boxboard. In addition, the 7% increase of net selling prices in $US in North America during the period was offset by the strengthening of the Canadian dollar. In Europe, average selling prices in euros decreased by 4% resulting from production overcapacity in Europe exerting strong pressures on prices.

Sales for the Containerboard Group increased by $11 million amounting to $491 million for the nine-month period ended September 30, 2005, compared with $480 million for the same period in 2004. Shipments decreased by 1% in the manufacturing sector over the period while average selling prices were slightly lower.

Shipments of corrugated products slightly increased compared with 2004, helped by additional volume generated by acquisitions. Also, market conditions allowed for the gradual implementation throughout 2004 of certain price increases that offset the negative impact of a stronger Canadian dollar.

Sales for the Specialty Products Group increased by $8 million, or 2%, to $388 million for the nine-month period ended September 30 2005, compared with $380 million for the same period in 2004 due to the activity increase of de-inked pulp mills.

Packaging segment operating income before depreciation and amortization stood at $115 million for the nine-month period ended September 30, 2005 compared with $150 million for the same period in 2004, representing a 23% decrease. Operating income before depreciation and amortization includes the following items from a joint-venture company: a $4 million gain related to the disposal of a building by a joint-venture company, a $1 million impairment loss on an investment in a significantly influenced company, a $8 million impairment loss on property, plant and equipment a $6 million closing and restructuring charges and a $5 million unrealized loss on derivative commodity instruments of certain commodity swap contracts. Excluding these specific items, the operating income before depreciation and amortization decreased by 11% to $131 million from $148 million in 2004. The decrease of $17 million is due lower profitability of recycled boxboard sector in Europe and by start-up costs of the Fjordcell pulp mill in the second quarter of 2005 following a seven-month downtime. This mill which has not yet reached the targeted profitability level because, among other things, of prevailing difficult market conditions. This negative impact has been offset by the entire consolidation of Dopaco’s results since August 24, 2004 and also negatively affected by the strengthening of the Canadian dollar for approximately $31 million.

Tissue Group

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing & converting	532	501	74	13.9	56	11.2	314 st	302 st	1,634	1,546
Distribution	22	66	2	9.1	2	3.0
Éliminations	(9)	(26)	—	—	—	—
	545	541	76	13.9	58	10.7
Specific items			(1)		—
Excluding specific items			75	13.8	58	10.7

Sales of the Tissue Group remained relatively flat, amounting to $545 million for the first nine-months of 2005, compared with $541 million for the same period in 2004 despite the sale of its distribution activities that occurred at the end of the first quarter of 2005. These activities contributed for $66 million of sale in 2004 compared with $22 million in 2005. Average net realized prices were 6% higher in 2005, in comparison with the corresponding period in 2004, as a result of prices increases implemented during 2004 and the beginning of 2005. Shipments have increased by 4% in 2005 compared to 2004 due to integration efforts of new converting units.

Tissue Group operating income before depreciation and amortization stood at $76 million for the nine-month period ended September 30, 2005, compared with $58 million for the same period in 2004. This Group benefited from an increase in the average realized Canadian dollar price of jumbo rolls and converted products. The strengthening of the Canadian dollar had a negative impact of approximately $9 million for the period. Operating income before depreciation and amortization was also negatively affected by $7 million due to the ramp-up of the Memphis mill and converting units in Western Canada and United-States. Operating income before depreciation and amortization for 2005 also includes a $1 million gain related to the disposal of the distribution activities that occurred March 31, 2005 for a net consideration of $15.7 million.

Fine Papers Group

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing	268	284	(19)	(7.1)	(8)	(2.8)	204 st	222 st	1,155	1,133
Distribution	320	308	8	2.5	6	1.9
Éliminations	(49)	(49)	—	—	—	—
	539	543	(11)	(2.0)	(2)	(0.4)
Specific items			8		—
Excluding specific items			(3)	(0.6)	(2)	(0.4)

Sales for the Fine Papers Group amount to $539 million for the nine-month period ended September 30, 2005, compared with $543 million for the same period in 2004. The pricing of our products increased in the second half of 2004 and during the first nine months of 2005 due to better market conditions and higher industry operating levels in the coated and uncoated paper markets. However, these price increases were affected by the strengthening of the Canadian dollar against the U.S. dollar while shipments decreased by 8% compared to 2004 due to more market-related downtime for some products because of lower demand and increased foreign imports. The distribution division, Cascades Resources, contributed total sales of $320 million for the first nine months of 2005, compared with $308 million in 2004. Cascades Resources shipments of paper products were 9% higher compared with the same period in 2004 but resale price per ton showed a reduction of 4% as compared with 2004.

Fine Papers Group operating income before depreciation and amortization stood at a negative $11 million for the nine-month period ended June 30, 2005, compared with a negative amount of $2 million for the same period in 2004. This reduction of $9 million is mainly due to the closing of machine #5 and the finishing unit of our Thunder Bay, Ontario, mill which generated a $2 million impairment loss on property, plant and equipment, and $6 million closing and restructuring charges. Excluding this specific item, operating income decrease by $1 million compared to 2004 due to shipment volume decrease, increase of (NBHK) pulp costs and the appreciation of the Canadian dollar negatively impacted profitability by approximately $8 million during the period.

Other items analysis

Depreciation and amortization  Depreciation and amortization increased to $132 million in 2005, from $118 million for the corresponding period of 2004, primarily as a result of recent business acquisitions and capital expenditures.

Impairment loss on property, plant and equipment  In the second quarter of 2005, a joint-venture company recorded an impairment loss of $4 million related to the property, plant and equipment of its corrugated products plant of the Packaging sector located in Buffalo, NY. The Company’s share amounted to $2 million. The joint-venture company decided to permanently shutdown this facility in August 2005. The net book value of the assets has been written down to their fair value representing the present value of the estimated net proceeds from dismantling, redeployment or disposal.

During the third quarter of 2005, a joint-venture company recorded an impairment loss of $13 million related to some property, plant and equipment of its Red Rock, Ontario, containerboard manufacturing plant of the Packaging sector. The Company’s share amounted to $6 million. Also, the Company recorded a $2 million impairment loss related to some property, plant and equipment of its Thunder Bay, Ontario, Fine Paper mill. The Company decided to permanently shutdown those production equipments.

Closure and restructuring costs   During the third quarter of 2005, the Company and a joint-venture company announced the shutdown of some of their facilities of the Thunder Bay and Red Rock mills in Ontario. The Company and the joint-venture company recorded $9 million closing and restruction costs. A joint-venture company has also recorded $6 million restructuring costs for the relocation of two corrugated cardboard converting units in Montreal (Quebec) and Concord (Ontario). The Company’s share amounted to $3 million.

The following table shows conciliation of all closure and restructuring costs provisions:

	Three-month periods ended September 30		Nine-month periods ended September 30
	2005	2004	2005	2004

Balance - Beginning of the period	—	—	—	—
Additional provisions	12	—	12	—
Non monetary items	(2)	—	(2)	—
Severance payments	(2)	—	(2)	—
Other closure and restructuring costs payment	—	—	—	—
Balance - End of the period	8	—	8	—

Unusual items  During the first quarter of 2005, a joint-venture company realized a gain of $4 million on the disposal of a building of one of its corrugated products plant and an impairment loss on investments in a significantly influenced company of $1 million. During the second quarter of 2005, the Company sold a warehouse of the corporate sector resulting in a gain of $11 million. A gain of $7 million has been recorded in earnings, and the remaining portion of the gain has been deferred and will be amortized over the term of a 2-year lease agreement entered into with the buyer.

Operating income  As a result of the above, operating income for the quarter decreased by $36 million to a loss of $2 million compared with $34 million income for the same period in 2004. Operating income for the first nine months of 2005 amounted to $44 million, compared with $76 million in 2004.

Excluding specific items, operating income for the quarter stood at $21 million ($61 million for the first nine months), compared with $38 million ($74 million for the first nine months) for the same period in 2004.

Interest expense (loss)  Interest expense increased slightly to $62 million compared with $58 million in 2004. The debt level has increased when compared to 2004 but the strengthening of the Canadian dollar contributed to reducing the interest expense on the Company’s US-denominated debts.

Financial instruments  During the first quarter of 2005, the Company entered into an interest rate swap agreement for a notional amount of US$125 million maturing in 2013 in relation to the Company’s 7.25% unsecured senior notes. As this instrument was not designated as a hedge, an unrealized loss of $0.7 million was recorded in earnings in the first quarter. During the second quarter, the Company early-settled this swap agreement and a realized gain of $3 million has been recorded in earnings (included in specific items).

Foreign exchange gain on long-term debt  In 2005, the Company recorded a foreign exchange gain of $12 million on its own and its joint venture US-denominated debts, as the Canadian dollar went from $0.831 against the US dollar as at December 31, 2004 to $0.861 as at September 30, 2005. This compares with a gain of $4 million in 2004. This loss had no impact on the Company’s liquidity.

Provision for income taxes  The income tax provision for the nine-month period ended September 30, 2005 amounted to $2 million and $2 million for the quarter ended September 30, 2005. Excluding the impact of specific items, the tax rate would have been approximately 33%.

Net earnings  As a result of the foregoing factors, net earnings for the quarter ended September 30, 2005 decreased by $24 million to $3 million, or $0.04 per share versus a $27 million, or $0.33 per share, for the same period in 2004. For the first nine months of 2005, net earnings amounted to $7 million, or $0.09 per share compared to $18 million, or $0.22 per share in 2004.

Net earnings excluding specific items for the third quarter of 2005, amounted to $2 million ($5 million for the first nine months), or $0.02 per share ($0.06 per share for the first nine months), compared with $14 million ($14 million for the first nine months) or $0.17 per share in the same periods in 2004.

Liquidity and capital resources

Cash flows from operating activities from continuing operations  Operating activities generated $6 million for 2005 ($42 million for the third quarter of 2005), as compared to $105 million in 2004 ($74 million for the third quarter of 2004). In 2005, changes in non-cash working capital components amounted to a use of funds of $99 million compared to a use of funds of $16 million in 2004. This use of cash is mainly attributable to an increase in inventories of finished products due to lesser than anticipated demand and to an increase in our raw materials of inventory levels as part of our overall purchasing strategy. Accounts receivable have also increased due to the higher level of sales in 2005. The Company has also paid interests on US denominated debts maturing in February and August.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $105 million in 2005, or $1.29 per share ($36 million for the third quarter - $0.44 per share) compared with $121 million or $1.48 per share ($48 million for the third quarter - $0.59 per share) for the same period in 2004. An amount of $10 million ($0.12 per share) related to the closing and restructuring charges is included in 2005 cash flow. This cash flow measure is important for the Company in order to pursue its capital expenditures program and reduce its indebtedness.

Investing activities from continuing operations  In 2005, investment activities required total cash resources of $90 million. The Company invested $90 million in property, plant and equipment. The major capital projects realized in 2005 for each business segment were the completion of the 2005 projects in the Fine Papers Group, the beginning of capital projects in the Tissue Group to install a new converting line in Wisconsin and to upgrade a machine in Candiac, which was completed during the third quarter of 2005. We also added in 2005, new equipment at our Memphis Tissue mill which began its operations in the fourth quarter of 2004.

The Company also invested $8 million to acquire the packaging business of Dover Industries Limited, located in Canada, for the converting business of its Boxboard Group.

During the first quarter of 2005, a joint venture of the Company, sold a building for an amount of $4 million. During the second quarter of 2005, the Company sold a warehouse of the corporate sector for an amount of $15 million.

Financing activities from continuing operations  During the first nine months of 2005 the Company borrowed an additional $166 million on its revolving facilities following the repayment of the balance of the 2004 purchase price of Dopaco in the amount $57 million (USD$46 million) and also due to the cash used by the working capital. It also redeemed 530,200 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $6 million.

Taking into account these transactions and the $10 million in dividends paid out during 2005, financing activities generated $80 million in liquidity.

Assets held for sale  On March 31, 2005, the Company sold the distribution activities of its Tissue papers segment for a total net consideration of $15.7 million. Of the total selling price, $13.7 million was received at closing; $1 million will be received at the first anniversary date and $1 million in four instalments due March 31, 2006 to March 31, 2009.

Consolidated financial position as at September 30, 2005

The Company’s working capital stood at $626 million as at September 30, 2005, a ratio of 2.21:1. At year-end 2004, working capital stood at $502 million, a ratio of 1.82:1.

Long-term debt, including the current portion, increased to $1.281 billion as at September 30, 2005, following the cash requirements of the first nine month of 2005, compared with $1.226 billion as at December 31, 2004. The current portion of long-term debt decreased by $53 million, mainly as a result of the balance of purchase price paid for Dopaco, in the amount of $57 million which was increased by $5 million compared with 2004. The Company had $194 million available under its $500 million revolving credit facility at the end of the third quarter. The net funded debt to total capitalization ratio increased from 47.3% as at December 31, 2004 to 49.1% as at September 30, 2005.

Including the results of the quarter, the dividend paid out and the cumulative translation adjustments which decreased by $42 million compared with December 31, 2004, shareholders’ equity decreased to $1.009 billion or $12.48 per share as at September 30, 2005 compared to $1.059 billion as at December 31, 2004, or $13.02 per share.

The liquidity available via the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which should be lower than budget estimates place at approximately $120 million for 2005.

Subsequent events

October 11, 2005, Norampac a joint-venture company announced that it had completed the acquisition of three corrugated products converting plants from SPB Canada inc. respectively located in Montreal, Quebec, Le Gardeur, Quebec and Belleville, Ontario, for approximate consideration of $78 million. The final purchase price has not been finalized yet. This acquisition will allow for improving operating synergies with the containerboard mills through increased internal sales and lower transportation costs.

On October 14, 2005, the Company announced the acquisition of certain assets of the paperboard division of Fraser Papers located in Edmundston, New-Brunswick, for $500 million. This acquisition will enable us to improve our capacity utilization rates at our mills in East Angus and Toronto.

On October 31,2005, The Company announced the completion of the refinancing of its $550 million credit facility originally put in place in February 2003 . The new $550 million credit facility includes a $450 million five-year revolving facility and a seven-year $100 million term facility. The seven-year facility can be reimbursed without penalty, at the company’s option any time prior to maturity. With the enhancement of the financial terms, this facility will provide the Company increased financial flexibility through improved financial covenants while reducing interest expenses and extending the maturity date originally scheduled for February 2007 until 2010 for $450 million and 2012 for $100 million.

Capital stock information

As at September 30, 2005, the capital stock issued and outstanding consisted of 80,843,940 common shares (81,361,580 as at December 31, 2004) and 2,115,167 stock options were issued and outstanding (1,756,986 as at December 31, 2004).

	For the 3-month periods ended September 30		For the 9-month periods ended September 30
Toronto Stock Exchange (CAS: TSX)	2005	2004	2005	2004

High	$11.65	$14.36	$13.95	$14.53
Low	$8.05	$13.01	$8.05	$11.21
Volume	6,163,000	4,865,000	17,732,000	19,256,000

Outlook

Packaging  The Boxboard Group is currently confronted to difficult market conditions, especially in recycled grades in both Europe and North-America. Further market related downtime and plant rationalization are possible for these grades, particularly in Europe. In the future, in North America the Company should benefit from the recent assets acquisitions from Fraser Papers Inc. This acquisition will enable us to improve our capacity utilization rate at our mills in East Angus and Toronto. On the converting side, this group should continue to benefit from the integration of the clientele acquired in Canada from the packaging division of Dover Industries Limited at the beginning of 2005.

The Containerboard Group intends to continue focusing on maintaining the right balance between production and inventory levels. It has recently announced important rationalization plans for some of its manufacturing and converting plants which should allow for a reduction of future costs. Compared to its most recent level, an upturn in prices is anticipated since recent increase measures are already reflected in official publications. This could in turn support an increase of converted products for the next quarters. On the cost side, this sector should continue to benefit from stable or downward prices for recycled fibers.

The Speciality Products Group should, as a net seller of de-inked pulp, continue to benefit from a stable to downward short-term trend for waste papers, partly offset by higher energy and freight expenses. The Group should also benefit from price increases in some sub—segment activity in reaction to a rapid increase of energy costs. The Group remains actively engaged in product development activities which may lead to the introduction of new packaging solutions over the next few quarters.

Tissue  Overall, fundamental demand for tissue remains healthy and the company anticipates that market conditions will remain favourable. Our operations are anticipated to benefit from a relatively stable or improved pricing environment and a stable to downward short-term trend for sorted office papers, the main type of recycled papers we use within this Group. Over the next quarters, the Group should be impacted by higher natural gas prices, which will be mitigated by the Company’s hedging portfolio.

Fine Papers  The Fine Papers Group is still facing very challenging times and difficulties in the implementation of sustained pricing increases. Following the execution of a rationalization plan at the Thunder Bay coated paper mill we anticipate that the announced measures will give positive results over the next few months. As for the St-Jérôme uncoated paper mill, we expect it to benefit from a recent upgrade of its largest paper machine that should reduce costs going forward and improve quality. The uncoated paper market remains very competitive and we also experience difficulties in sustaining the actual pricing.

Finally, we intend to continue to take action throughout the year on certain strategic initiatives which include the optimization of less performing assets and the possible divestiture of other non-strategic businesses. We also intend to be particularly focused in minimizing our energy consumption, directly addressing the challenges posed by higher energy costs. However, recent natural gas increases should be mitigated by our hedging strategy put in place several months ago. Shipments should be slighter reduced during the last quarter due to the historical slowdown noted during the last two weeks of December. .

Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization, operating income, cash flow from operations or cash flow from operations per share are measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used, as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components, and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures, excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business unit, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below to operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended September 30		For the 9-month periods ended September 30
	2005	2004	2005	2004
(in millions of dollars)
Net earnings	3	27	7	18
Net earnings from assets held for sale	(2)	(2)	(6)	(3)
Share of results of significantly influenced companies	(1)	(1)	(3)	(2)
Provision for income taxes	(2)	10	(2)	8
Loss on long-term debt refinancing	—	1	—	1
Foreign exchange gain on long-term debt	(21)	(20)	(12)	(4)
Realized gain on financial derivative instruments	—	—	(2)	—
Interest expense	21	19	62	58
Operating (loss) income from continuing operations	(2)	34	44	76
Specific items:
Gain on sale of assets	—	—	(11)	(4)
Impairment loss on property, plant and equipement	8	—	10	—
Closure and restructuring costs	12	—	12	—
Impairment loss of investments in significantly influenced companies	—	—	1	—
Unrealized loss on derivative financial commodity instruments	3	4	5	2
	23	4	17	(2)
Operating income excluding specific items	21	38	61	74
Depreciation and amortization	44	40	132	118
Operating income from continuing activities before depreciation and amortization and excluding specific items	65	78	193	192

The following table reconciles net earnings and net earnings per share to net earnings (loss) excluding specific items and net earnings per share excluding specific items:

	Net earnings				Net earnings per share(1)
	For the 3-month periods ended September 30		For the 9-month periods ended September 30		For the 3-month periods ended September 30		For the 9-month periods ended September 30
	2005	2004	2005	2004	2005	2004	2005	2004
(in millions of dollars, except amounts per share)
As per GAAP	3	27	7	18	$0.04	$0.33	$0.09	$0.22
Specific items
Gain on sale of assets	—	—	(12)	(4)	—	$—	$(0.12)	$(0.03)
Impairment loss on property, plant and equipement	8	—	10	—	$0.07	$—	$0.09	$—
Closure and restructuring costs	12	—	12	—	$0.10	$—	$0.10	$—
Impairment loss of investments in significantly influenced companies	—	—	1	—	$—	$—	$0.01	$—
Unrealized loss on derivative financial commodity instruments	3	4	5	2	$0.02	$0.03	$0.04	$0.01
Realized gain on derivative financial instruments	—	—	(2)	—	$—	$—	$(0.03)	$—
Foreign exchange gain on long-term debt	(21)	(20)	(12)	(4)	$(0.21)	$(0.20)	$(0.12)	$(0.04)
Loss on long-term debt refinancing	—	1	—	1	$—	$0.01	$—	$0.01
Tax effect on specific items	(3)	2	(4)	1	$—	$—	$—	$—
	(1)	(13)	(2)	(4)	$(0.02)	$(0.16)	$(0.03)	$(0.05)

Excluding specific items	2	14	5	14	$0.02	$0.17	$0.06	$0.17

(1)          Specific amounts per share are calculated on an after-tax basis

The following table reconciles the net cash provided (used) by operating activities to operating income and operating income before depreciation and amortization:

	For the 3-month periods ended September 30		For the 9-month periods ended September 30
	2005	2004	2005	2004
(in millions of dollars)
Cash flow provided by operating activities	42	74	6	105
Changes in non-cash working capital components	(6)	(26)	99	16
Depreciation and amortization	(44)	(40)	(132)	(118)
Current income taxes	(2)	12	19	19
Impairment loss on property, plant and equipment	(8)	—	(10)	—
Closure and restructuring costs	(2)	—	(2)	—
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	21	19	62	58
Realized gain on derivative financial instruments	—	—	(2)	—
Unusual gains	—	—	10	4
Unrealized gain (loss) on derivative financial commodity instruments	(3)	(4)	(5)	(2)
Other non-cash adjustments	—	(1)	(1)	(6)
Operating income (loss) from continuing operations	(2)	34	44	76

Depreciation and amortization	44	40	132	118

Operating income before depreciation and amortization	42	74	176	194

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations				Cash flow from operations per share
	For the 3-month periods ended September 30		For the 9-month periods ended September 30		For the 3-month periods ended September 30		For the 9-month periods ended September 30
	2005	2004	2005	2004	2005	2004	2005	2004
(in millions of dollars, except amounts per share)
Cash flow provided by operating activities	42	74	6	105
Changes in non-cash working capital components	(6)	(26)	99	16
Cash flow from operations	36	48	105	121	$0.44	$0.59	$1.29	$1.48
Specific items:
Closure and restructuring costs	10	—	10	—	$0.12	—	$0.12	$—
Excluding specific items	46	48	115	121	$0.56	$0.59	$1.41	$1.48

Additional information

Additional information relating to the Company, including the annual report and AIF, is available on SEDAR at www.sedar.com.